DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6141

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

December 29, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. Free translation of a material fact furnished with the Spanish CNMV regarding the payment of interim dividend against the 2005 financial year.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

dlw 1/3

File No. 82-3743

FREE TRANSLATION

INTERIM DIVIDEND AGAINST THE 2005 FINANCIAL YEAR

The Board of Directors, at their meeting of December 21, 2005, approved payment of a EUR 0.766 per share interim dividend against the 2005 financial year, with the deduction of the legally appropriate withholding, to become effective January 9, 2006.

This dividend is 12.6% higher than last year's.

The payment of the dividend will be made through the following banking entities: Banco Bilbao Vizcaya (BBVA), Banco Santander Central Hispano (BSCH), Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid), Caja de Ahorros y Pensiones de Barcelona (La Caixa) and Bancoval through their presentation of the securities entitlement certificate issued for that purpose by the Compensation and Payment Settlement Services.

SECRETARY OF THE BOARD

Investor Relations Department
ir@fcc.es -0034 91 359 32 63